

INVESTMENT PRESENTATION

SIT U.S. GOVERNMENT SECURITIES FUND
SIT TAX-FREE INCOME FUND

4TH QUARTER, 2020

KEITH MCFADYEN, DIRECTOR - INVESTMENT ADVISORY
DIRECT: (630) 235-0065 KRM@SITINVEST.COM

CONNER MURNIGHAN, DIRECTOR - INVESTMENT ADVISORY
DIRECT: (312) 550-5809 FCM@SITINVEST.COM

Sit Investment Associates, Inc./
Sit Mutual Funds
80 South Eighth Street, Suite 3000
Minneapolis, MN 55402-2211
800-332-5580
www.Sitfunds.com

 Sit Investment Associates

These presentation materials were prepared for institutional use only and must be preceded or accompanied by a prospectus. This material is for illustration purposes only and does not constitute an offer to buy or sell a security.

OUTLINE OF PRESENTATION

I. Organization

II. U.S. Government Securities Fund

III. Tax-Free Income Fund

IV. Disclosures

Sit Investment Associates

2

I. ORGANIZATION

Sit Investment Associates



SIT INVESTMENT ASSOCIATES, INC.
Global Investment Managers Specializing in Growth Equity Portfolios & Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose – to be a premier investment management firm.

Total Assets Under Management

$14.9 Billion*
*as of December 31, 2020

- Equity $2.3 B

- Fixed Income $12.6 B

By Client Type

- Institutional Separate Accounts $12.4 B

- Sit Mutual Funds $2.5 B

Sit Investment Associates

COMPANY HISTORY



1981   Sit Investment Associates Founded in Minneapolis by Eugene C. Sit
The Company is One of the Largest Minority-owned Advisory Firms in the U.S.
Sit Mutual Funds Formed

1984   Sit Fixed Income Division Formed to Manage Taxable &
Tax-Exempt Fixed Income Portfolios

1989   Sit International Division Formed to Manage International & Global Portfolios

1994   Small Capitalization Domestic Growth Product Introduced

2004   Dividend Growth Product Introduced

2006   Global Dividend Growth Product Introduced

2015   Small Cap Dividend Growth Product Introduced

2017   Collective Investment Trusts (CIT's) Introduced

Sit Investment Associates

SIT INVESTMENT ASSOCIATES PROFESSIONALS

EQUITY	Years of Investment Experience	Years with SIA
Roger J. Sit	30	23
Kent L. Johnson, CFA	27	31
Ronald D. Sit, CFA	36	36
David A. Brown, CFA	25	23
Denise A. Anderson, Ph.D.	22	12
Joseph R. Eshoo	25	12
Michael T. Manns	33	6
Michael C. Marzolf	22	4
Mark A. Pepper	21	17
Raymond E. Sit	29	29
Robert W. Sit, CFA	29	29
Stacey M. Curme	23	28
Ningning Tang, CFA	16	13
Bradley W. Meyer	17	19
Lee J. Feltman, CFA	13	13
Eric M. Manthe	9	16
Nicholas D. Tich	12	15
Samuel K. V. Krawczyk	6	6
Michael J. Sit	6	0

Total Investment Experience: 401 Years
Average Investment Experience: 21.1 Years

FIXED INCOME	Years of Investment Experience	Years with SIA
Roger J. Sit	30	23
Bryce A. Doty, CFA	30	25
Paul J. Jungquist, CFA, CPA	26	26
Mark H. Book, CFA, CMA	34	20
Kurt van Kuller, CFA	40	2
Christopher M. Rasmussen, CFA	20	21
Todd S. Emerson, CFA	26	14
Jessica A. Ersfeld, CFA	13	13
Michael C. Hubbard, CFA	15	9
Michael J. Reich, CFA	16	16
Kevin P. O'Brien, CFA	17	20
Jason B. Miller, CFA	13	7
Andrew J. Tich, CFA	13	14
Nick F. Ochsner, CFA	8	3
Joseph H. Lepinski, CFA	15	13
Marci A. Lorge	36	32
Brian R. Gilbert	26	26
Michael J. Book	5	1

Total Investment Experience: 353 Years
Average Investment Experience: 20.8 Years

Sit Investment Associates

SIT MUTUAL FUND OFFERINGS

Higher Risk
Higher Growth Potential

GROWTH

- Developing Markets Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Mid Cap Growth Fund
- Large Cap Growth Fund
- ESG Growth Fund

GROWTH & INCOME

- Small Cap Dividend Growth Fund
- Global Dividend Growth Fund
- Dividend Growth Fund
- Balanced Fund

INCOME

- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- U.S. Government Securities Fund
- Quality Income Fund

Lower Risk
Lower Growth Potential

 Sit Investment Associates

II. U. S. GOVERNMENT SECURITIES FUND

INVESTMENT PHILOSOPHY, OBJECTIVE AND STRATEGY

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. **Seasoned, high-coupon, mortgage pools with stable prepayment histories are favored**. Managers attempt to maintain an average effective duration for the portfolio of approximately 1 to 4 years.

Sit Investment Associates

AVERAGE ANNUAL TOTAL RETURNS AS OF DECEMBER 31, 2020

	1 Year	3 Year	5 Year	10 Year	Since Inception Date*	30-Day SEC Yield
Sit U.S. Government Securities Fund Class S	**3.62**	**2.91**	**2.15**	**1.76**	**5.09**	**1.75**
Sit U.S. Government Securities Fund Class Y	**3.92**	**--**	**--**	**--**	**3.92**	**2.00**
Bloomberg Barclays Interm. Gov't Bond Index	5.73	4.10	2.89	2.46	5.35	0.32**

* The Sit U.S. Government Securities Fund Class S inception was 6/2/87; Class Y inception was 1/1/2020
** Represents yield to worst

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.


Sit Investment Associates

SIT U.S. GOV'T SECURITIES FUND (CLASS S) NAV AND 12-MONTH DISTRIBUTION RATE



Sit U.S. Gov't Securities Fund Historic NAV

$11.20



Sit U.S. Gov't Securities Fund 12-Month Distribution Rate

1.48%

Source: Sit Investment Associates, Inc.

The 30-Day SEC Yield as of 12/31/20 was 1.75% (Class S)

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.

Sit Investment Associates

SIT U.S. GOVERNMENT SECURITIES FUND SECTOR WEIGHTINGS

	12/14	12/15	12/16	12/17	12/18	12/19	12/20	Bloomberg Barclays Interm Gov't Index 12/20
U.S. Treasury Bonds	1 %	4 %	2 %	1 %	1 %	0 %	9 %	99 %
U.S. Agency Bonds	0	0	0	0	0	0	0	1
Agency CMO's	48	53	50	51	54	59	52	0
TIPS	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	44	36	44	42	41	36	36	0
Asset Backed Securities	3	3	2	2	2	2	2	0
Cash	4	4	2	4	2	3	1	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration (years)	1.3	1.0	1.2	2.3	2.7	2.4	**1.9 Yrs**	
Bloomberg Barclays Interm. Gov't. Dur. (years)	3.7	3.8	3.9	3.8	3.8	3.8	**3.9 Yrs**	
Sit Gov't. Fund Class S 30-Day SEC Yield	3.1 %	2.8 %	2.3 %	2.7 %	3.2 %	2.8 %	**1.8 %**	
Bloomberg Barclays Interm. Gov't. Yield	1.2 %	1.5 %	1.7 %	2.1 %	2.5 %	1.7 %	**0.3 %**	

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.


Sit Investment Associates

SEASONED GOVERNMENT AGENCY MORTGAGES - SIMPLIFIED EXAMPLE

Coupon	Purchase Cost		Par		Premium Paid
6.00%	$112,000	—	$100,000	=	$12,000

One Year Profit / Loss Scenarios

		Interest Received		Premium Loss		Profit	Profit / Cost
1)	Nobody refinances	$6,000	—	$0	=	$6,000	5.36%
2)	One-fifth is refinanced after 6 months	$5,400	—	$2,400	=	$3,000	2.68%
3)	Half is refinanced after 6 months	$4,500	—	$6,000	=	-$1,500	-1.34%
4)	All is refinanced after 6 months	$3,000	—	$12,000	=	-$9,000	-8.04%

Source: Sit Investment Associates, Inc.

 Sit Investment Associates

SEASONED MORTGAGES HAVE LOWER PREPAYMENT EXPERIENCE

High coupon seasoned mortgages exhibit the most stable prepayments.



Sit Investment Associates

Risk management is a very important factor in achieving the high risk-adjusted returns that the Fund seeks. Fund managers monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities, and adjusted durations based on the expected average lives of individual securities. Fund managers do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

Below is a list of the Fund's attributes for primary fixed income market risk measures:

- **Interest Rate Risk:** The Fund's duration is generally kept between 1 to 4 years.

- **Credit Risk**: Minimal. All securities are U.S. Treasury/Agency issues.

- **Prepayment Risk:** The mortgages favored by the Fund are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. These securities tend to have relatively short durations and therefore do not have the price risk of more traditional MBS issues.

- **Yield Curve Risk:** Fund managers do not make "bets" on the expected shape of the yield curve. Managers seek strong risk-adjusted returns from an emphasis on income, not on the direction of interest rates.

- **Call Risk:** Minimal. The Fund rarely uses callable securities.

 Sit Investment Associates

SIT US GOVERNMENT SECURITIES STRATEGY

December 31, 2020

INVESTMENT OBJECTIVES

The Sit U.S. Government Securities objective seeks high current income and safety of principal.

INVESTMENT STRATEGY

The Sit Sit U.S. Government Securities strategy is to achieve its objectives by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities.

The Fund invests a substantial portion of its assets in pass-through securities. Pass-through securities are formed when mortgages or other debt instruments are pooled together and undivided interests in the pool are sold to investors, such as the Fund. Pass-through securities in which the Fund invests include mortgage-backed securities such as those issued by Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC). GNMA is an agency of the U.S. government and its securities are backed by the full faith and credit of the U.S. government. FNMA and FHLMC are U.S. government sponsored enterprises and their securities are backed by their credit. Other types of U.S. government securities in which the Fund may invest include U.S. Treasury securities, U.S. government agency collateralized mortgage obligations and other U.S. government agency securities.

SECTOR ALLOCATION (%)

CMO	51.9	FHLMC Pass-Through	4.7
FNMA Pass-Through	20.1	Asset-Backed	1.4
GNMA Pass-Through	10.6	SBA Pass-Through	0.5
U.S. Treasury/Federal Agy.	9.2	Cash & Other Net Assets	1.6

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO CHARACTERISTICS

Average Maturity:	17.9 years
Effective Duration:	1.9 years

Sit Investment Associates

The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the composite and is provided for illustrative purposes only. Please refer to the disclosure section for performance information and the composite presentation.

SIT U.S. GOV'T SECURITIES FUND CLASS S – PERFORMANCE RANKINGS

As of December 31, 2020



Universe: Morningstar Short Government

	1 Year	Rk	3 Years	Rk	5 Years	Rk	7 Years	Rk	10 Years	Rk
5th percentile	5.00		3.33		2.27		2.06		1.90	
25th percentile	3.91		2.82		2.06		1.75		1.62	
Median	3.17		2.56		1.80		1.47		1.31	
75th percentile	2.57		2.04		1.33		1.08		0.90	
95th percentile	0.92		1.40		0.89		0.67		0.48	
# of Observations	92		92		92		91		86	
Bloomberg Barclays US 1-3 Yr Government	3.14	53	2.77	32	1.92	34	1.54	45	1.32	49
US Govt Fund - Net	3.62	37	2.91	20	2.15	14	2.05	6	1.76	13

Source: EVESTMENT

Results displayed in USD using Spot Rate (SR).

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Sit Investment Associates

SIT U.S. GOVERNMENT SECURITIES FUND

Quarterly Rates of Return – Class S

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD		1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	YTD
1987		1.00*	-1.07	6.14	6.05**	2004	1.52	-0.58	1.87	0.52	3.35
1988	4.10	1.27	1.63	0.67	7.86	2005	0.13	1.97	-0.17	0.55	2.49
1989	1.45	4.72	1.27	3.21	11.04	2006	0.09	0.43	2.33	1.26	4.13
1990	0.32	4.02	1.44	4.83	10.97	2007	1.67	0.12	2.43	2.55	6.92
1991	2.54	1.05	4.73	4.01	12.87	2008	3.05	-0.17	0.99	1.19	5.13
1992	-0.77	3.50	2.13	0.52	5.43	2009	2.12	1.78	2.51	1.17	7.78
1993	2.77	1.90	1.26	1.23	7.34	2010	1.26	1.10	1.50	0.96	4.91
1994	0.19	-0.02	1.07	0.51	1.77	2011	0.74	1.50	0.43	0.03	2.72
1995	2.85	3.26	1.98	2.95	11.50	2012	0.99	0.73	0.85	0.07	2.67
1996	0.42	0.66	1.69	2.14	4.99	2013	-0.27	-1.48	-0.35	0.01	-2.08
1997	0.00	3.00	3.04	1.95	8.19	2014	0.63	0.35	0.60	0.62	2.22
1998	1.39	1.70	2.34	0.94	6.52	2015	0.78	-0.08	0.50	0.21	1.42
1999	0.00	0.04	0.85	0.47	1.37	2016	0.99	0.72	0.18	-1.19	0.69
2000	1.53	1.72	2.19	3.42	9.15	2017	3.13	0.45	0.21	0.35	1.33
2001	2.63	1.59	3.17	0.91	8.56	2018	-0.25	0.30	0.42	1.31	1.77
2002	0.72	2.33	1.87	0.77	5.79	2019	1.25	1.30	0.74	0.00	3.34
2003	0.53	0.23	0.00	0.42	1.19	2020	3.13	0.44	0.22	-0.18	3.62

* Return is from 6/2/87 through 6/30/87   ** Return is from 6/2/87 through 12/31/87

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.



III. TAX-FREE INCOME FUND

SIT TAX-EXEMPT FUND INVESTMENT STRATEGY

The investment objective is to <u>maximize after-tax income</u> by placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher-yielding sectors of the tax-exempt market
- Minimization of capital gains; lower turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases through a network of over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call date

SIT TAX-EXEMPT FUND RISK CONTROL

Portfolio managers control risk for the tax-exempt funds by:

- Maintaining portfolio durations within a specified range of their benchmark
- Minimizing credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after internal research.
- Minimizing liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintaining a broad issue and geographic diversification with our tax-exempt bond security selections with an average holding of less than one percent of the total portfolio

Sit Investment Associates

SIT TAX-FREE INCOME FUND AVERAGE ANNUAL TOTAL RETURNS

As of December 31, 2020

	1 Year	3 Years	5 Years	10 Years	Since Inception*	30-Day SEC Yield
Sit Tax-Free Income Fund	**4.01**	**3.90**	**3.98**	**5.34**	**5.16**	**1.95**
Bloomberg Barclay's 5-Yr Muni Bond Index	4.29	3.80	2.81	3.03	4.89	

* The Sit Tax-Free Income Fund's inception was 9/29/1988

Sit Investment Associates

SIT TAX-FREE FUND HISTORIC NAV VS. 12-MONTH DISTRIBUTION RATE

As of December 31, 2020





The 30-Day SEC Yield as of 12/31/2020 was 1.95%

Source: Sit Investment Associates Inc.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months.


Sit Investment Associates

SIT TAX-FREE INCOME FUND VS. FIVE LARGEST NATIONAL FUNDS' YIELDS AND DURATION



As of December 31, 2020
Sit Tax-Free Income Fund
1.95%
BlackRock Strategic Muni Opps
Inv A 1.68%
American Funds Tax-Exempt Bond A*
0.99%
Nuveen Intermediate Duration Muni Bd
A 1.01%
BlackRock National Municipal Inv A
0.74%
30-Day SEC Yield (%)
2.5
2.0
1.5
1.0
0.5
4.3
4.8
5.3
5.8
6.3
6.8
Duration (Years)

Average Annual Total Returns (%) as of December 31, 2020

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income	**4.0**	**3.9**	**4.0**	**5.3**	**5.2**
Nuveen Intermediate Duration Muni Bd A (NMBAX)	4.3	4.1	3.6	3.9	4.3
American Funds Tax-Exempt Bond A (AFTEX)	4.7	4.2	3.7	4.7	6.3
BlackRock National Municipal Inv A (MDNLX)	4.0	3.8	3.3	4.7	5.1
BlackRock Strategic Muni Opps Inv A (MEMTX)	0.3	2.5	3.2	4.4	4.2
Fidelity Advisor® Interm Muni Inc A (FZIAX)	4.1	3.7	3.0	3.4	3.5
Morningstar Muni National Interm	4.5	4.0	3.2	3.9	N/A
Bloomberg Barclays US 5 Yr Municipals	4.3	3.8	2.8	3.0	4.9

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

SIT TAX-FREE INCOME STRATEGY

December 31, 2020

INVESTMENT OBJECTIVES

The Sit Tax-Free Income objective seeks high current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Sit Tax-Free Income strategy is to achieve its objectives is to invest primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia, and their political subdivisions, agencies, and instrumentalities.

The Fund invests both in revenue bonds, which are backed by and payable only from the revenues derived from a specific facility or specific revenue source, and in general obligation bonds, which are secured by the full faith, credit and taxation power of the issuing municipality. The Fund generally invests a significant portion of its assets in obligations of municipal housing authorities, which include single family and multi-family mortgage revenue bonds, revenue bonds of health care-related facilities, and revenue bonds of educational institutions, which include higher education institutions, public, private and charter schools, and student loan-backed bonds.

QUALITY RATINGS (%)

AAA	8.0
AA	33.2
A	18.6
BBB	10.9
Less than BBB	2.8
Non-Rated	23.2
Cash and Other Net Assets	3.3

Assessment of Non-Rated Securities	
AAA	0.0
AA	0.2
A	0.3
BBB	0.9
BB	18.7
Less than BB	3.1

SECTOR ALLOCATION (%)

Multi Family Mortgage	25.8	General Obligation	6.1
Single Family Mortgage	19.0	Investment Companies	5.5
Other Revenue	11.5	Hospital / Health Care	4.3
Education/Student Loan	10.5	Sectors Less Than 3.0%	6.6
Insured	7.4	Cash and Other Net Assets	3.3

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

PORTFOLIO CHARACTERISTICS

Average Maturity:	19.6 Years
Duration to Estimated Avg. Life:	5.3 Years

Sit Investment Associates

The information above is supplemental to and complements the composite presentation at the end of the disclosure section. The account information set forth above is for the composite and is provided for illustrative purposes only. Please refer to the disclosure section for performance information and the composite presentation.

SIT TAX-FREE INCOME FUND PORTFOLIO CHARACTERISTICS (% NET ASSETS)

QUALITY - RATED	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
AAA	30.6%	31.6%	24.2%	11.7%	9.5%	9.6%	8.4%	8.0%	9.9%	11.1%	11.2%	10.7%	12.6%	12.7%	11.0%	8.0%
AA	4.4	3.1	8.6	8.0	11.7	12.2	22.9	28.3	23.6	27.8	29.8	29.9	31.9	35.1	31.5	33.2
A	21.2	16.5	12.1	11.8	16.9	17.1	18.5	20.9	23.9	23.0	21.6	22.2	19.8	16.9	15.3	18.7
BBB	33.7	30.0	26.9	27.6	18.5	25.5	16.7	15.2	10.0	7.5	5.5	4.3	4.7	7.0	8.0	10.9
<BBB	3.6	2.6	4.7	5.0	6.7	5.7	6.4	5.7	6.6	5.2	3.8	3.7	3.5	2.2	2.1	2.8
CASH EQUIVALENTS	6.5	1.6	-0.4	1.9	3.7	1.1	4.0	0.9	6.8	2.7	5.5	7.0	5.3	5.7	10.2	3.3
TOTAL RATED	**100.0%**	**85.4%**	**76.1%**	**66.0%**	**67.0%**	**71.2%**	**76.9%**	**79.0%**	**80.8%**	**77.3%**	**77.4%**	**77.8%**	**77.8%**	**79.6%**	**78.1%**	**76.9%**
NON-RATED (SIT INTERNAL RATINGS)																
(AAA)	0.0	0.0	0.0	0.0	0.0	0.4	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	0.0	0.0	0.0	0.0	0.3	1.9	1.7	1.5	1.6	1.4	1.3	0.2	0.2	0.1	0.3	0.2
(A)	0.0	2.2	3.3	2.8	2.7	1.1	0.8	0.8	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.3
(BBB)	0.0	3.8	5.9	5.1	6.5	7.4	5.3	4.8	3.3	2.4	1.4	1.6	0.5	0.7	0.7	0.9
(<BBB)	0.0	8.6	14.7	26.1	23.5	18.0	14.9	13.9	14.3	18.9	19.7	20.3	22.1	19.6	20.9	21.7
(TOTAL NON-RATED)	**0.0**	**14.6**	**23.9**	**34.0**	**33.0**	**28.8**	**23.1**	**21.0**	**19.2**	**22.7**	**22.6**	**22.2**	**22.2**	**20.4**	**21.9**	**23.1**
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A1 / A+	A2 / A	A3 / A-	Baa1/BBB+	Baa1 / BBB+	Baa1 / BBB+	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2/A

PORTFOLIO COMPOSITION	Dec-05	Dec-06	Dec-07	Dec-08	Dec-09	Dec-10	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
SINGLE FAMILY HOUSING	1.0%	1.4%	4.5%	7.6%	10.3%	10.9%	13.0%	17.2%	19.4%	23.0%	22.4%	21.6%	25.0%	25.7%	23.5%	18.8%
MULTI-FAMILYL HOUSING	15.4%	14.5%	15.3%	14.0%	14.0%	12.5%	11.5%	16.2%	15.3%	18.3%	19.6%	21.7%	23.7%	20.9%	21.3%	25.9%
HOSPITAL	18.5	20.2	21.3	20.7	16.1	14.7	12.2	9.5	6.0	6.0	4.5	4.2	5.1	5.1	4.2	4.3
IDR/PCR	8.9	5.5	4.5	4.2	4.5	4.0	2.3	1.7	1.6	0.9	0.7	0.5	0.1	0.1	0.1	0.3
EDUCATION	3.9	7.8	10.2	11.2	11.2	15.4	14.2	12.0	10.3	9.9	8.3	7.6	6.4	7.6	7.2	10.5
LEASES	1.2	0.7	0.4	0.8	2.3	1.7	0.9	0.4	0.7	0.9	0.8	1.2	1.3	1.5	1.2	1.5
INSURED	21.5	22.2	17.2	5.8	2.7	3.2	3.5	3.2	2.6	5.0	4.9	4.1	3.7	3.9	3.3	3.3
INSURED G.O.	2.1	2.6	3.1	1.0	0.7	1.0	2.5	3.1	3.4	3.1	2.0	2.3	1.8	2.8	2.7	4.0
GENERAL OBLIGATION	0.4	1.0	1.7	1.6	3.3	2.7	4.8	6.2	6.6	6.5	5.9	6.2	6.0	5.7	6.0	6.2
UTILITIES	3.0	1.5	1.1	2.3	2.3	2.1	3.2	4.7	3.2	2.2	2.8	1.3	1.5	0.7	0.8	0.4
MUTUAL FUNDS	0.6	0.7	3.7	6.1	7.4	6.6	7.6	6.0	6.0	6.2	6.1	5.5	3.7	3.6	4.0	5.5
ESC. TO MAT/PRE REF	2.4	4.4	1.9	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.2	1.0	1.8	2.5	1.9	1.2
PUBLIC FACILITIES	1.2	0.8	1.0	2.6	2.8	1.8	1.3	1.2	1.0	0.0	0.4	0.0	0.6	0.4	0.2	0.2
OTHER REVENUE	12.3	14.2	13.1	18.9	16.7	17.4	15.5	14.6	13.6	12.2	12.5	11.6	9.9	10.2	10.9	11.6
TRANSPORTATION	0.6	0.5	0.6	0.6	1.2	3.1	1.9	1.0	2.4	2.7	2.7	2.9	2.7	1.8	1.2	2.0
SALES	0.5	0.4	0.8	0.7	0.8	1.4	1.7	2.1	1.1	0.3	0.6	1.3	1.4	1.8	1.3	1.0
CASH EQUIVALENTS	6.5	1.6	-0.4	1.9	3.7	1.1	3.9	0.9	6.8	2.8	5.6	7.0	5.3	5.7	10.2	3.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	11.6	14.0	15.4	15.1	15.1	15.7	16.1	17.9	16.9	17.6	17.0	16.8	17.4	18.1	18.2	19.6
WEIGHTED AVG CPN	5.3	5.3	5.3	5.3	5.1	5.4	5.0	4.8	4.5	4.6	4.5	4.4	4.4	4.4	4.0	4.2
DUR TO AVG LIFE (Yrs)	3.2	3.9	4.8	5.6	5.6	6.3	6.1	6.2	6.7	5.9	5.7	5.7	4.1	4.3	5.1	5.3
BLOOMBERG BARCLAYS 5-YR YLD TO WORST	3.5	3.7	3.4	3.0	2.2	2.3	1.5	1.2	1.7	1.5	1.5	2.1	1.9	2.2	1.9	0.6

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end at www.sitfunds.com or 800-332-5580. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administration expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

 Sit Investment Associates

IV. DISCLOSURES

DISCLOSURE PAGE

Mutual fund investing involves risk; principal loss is possible. There is no guarantee that a Fund's objectives will be achieved, and the market value of securities held by a Fund may fall or fail to rise. Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. More information on the risks specific to each Fund is included in each Fund's prospectus. Prospectuses may be obtained by calling Sit Mutual Funds at 800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Risks specific to Sit U.S. Government Securities Fund
Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable. Beginning January 1, 2020, the Sit U.S. Government Securities Fund has two available share classes. Class S shares are the share class that existed prior to January 1, 2020. Class Y shares are a new share class publicly available after January 1, 2020 that offer an annual management fee of 0.55% with a minimum investment requirement of $1 million.

Risks specific to Tax-Free Fund
Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar-yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling interest rates may lower the income earned by the Fund and result in the Fund investing in lower-yielding securities., lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Investment Associates

DISCLOSURE PAGE

Index Descriptions

The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Barclays Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar –denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

The Barclays Intermediate Government Index is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of three to five years. The Bloomberg Barclays Government Bond Index measures the performance of securities of the U.S. Government, including public obligations of the U.S. Treasury of one year or more, and publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate or foreign debt guaranteed by the U.S. Government. It is not possible to invest directly in an index.

Definition of Terms

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Yield to Worst is the lower of either the yield to maturity or yield to call. It is the lowest possible yield an investor will receive without a default occurring.

Constant Prepayment Rate (CPR) measures the rate at which loans (mortgages for example) are paid back. For example, a 10% CPR means that 10% of the outstanding principal is expected to be paid back during the period. Higher prepayment rates mean the loan(s) is being paid back at a faster rate, and in times of declining interest rates this may lower an investor's total return as the returned principal may have to be reinvested in lower-yielding securities.

 Sit Investment Associates